SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of October, 2005

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.     Description

Exhibit No. 1   Director/PDMR Shareholding released on 26 September, 2005



NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
        23 and 24.


Please complete all relevant boxes in block capital letters.


1.  Name of the issuer

    THE RANK GROUP PLC


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

    (iii) both (i) and (ii)

               (i)


3.  Name of person discharging managerial responsibilities/director

    THOMAS VALE


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

    N/A


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

    HOLDING OF PERSON REFERRED TO IN (3) ABOVE


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

    EXECUTIVE SHARE OPTION OVER ORDINARY SHARES OF 10P EACH


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

     -


8.  State the nature of the transaction

     EXERCISE & DISPOSAL OF SHARE OPTION


9. Number of shares, debentures or financial instruments relating to shares acquired

    78,500


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

    NOT SIGNIFICANT


11. Number of shares, debentures or financial instruments relating to shares disposed

    78,500


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

     NOT SIGNIFICANT


13. Price per share or value of transaction

    EXERCISE   -  271P
    DISPOSAL   -  301.2539P


14. Date and place of transaction

    20 SEPTEMBER 2005


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    0


16. Date issuer informed of transaction

     26 SEPTEMBER 2005


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes




17. Date of grant




18. Period during which or date on which it can be exercised




19. Total amount paid (if any) for grant of the option




20. Description of shares or debentures involved (class and number)




21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise




22. Total number of shares or debentures over which options held following notification




23. Any additional information




24. Name of contact and telephone number for queries





Name and signature of duly authorised officer of issuer responsible for making notification
                       CLARE DUFFILL      020 7706 1111



Date of notification      20 SEPTEMBER 2005



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  10 October 2005

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary